UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report ☐
Form C-TR: Termination of Reporting

Name of Issuer:

LuftCar Corp.

Legal status of Issuer:

    Form:

C Corporation

    Jurisdiction of Incorporation/Organization:

Delaware

    Date of Organization:

October 03, 2022

    Physical Address of Issuer:

1001 N Orange Ave Orlando FL 32801

    Website of Issuer: https://www.luftcar.com

    Current Number of Employees:

5 full-time employees.

	2023	*2022*
Total Assets	$0	$0
Cash & Cash Equivalents	$4,800	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Equity	$71,598	$0
Cost of Goods Sold*	$0	$0
Taxes Paid	$0	$0
Net Income/(Net Loss)	$0	$0


April 17, 2024

LuftCar Corp.


This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by LuftCar Corp. ("**LuftCar,**" the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://www.luftcar.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.


The date of this Form C-AR is April 17, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.


ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form CAR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Santh Sathya
_____
(Signature)

Santh Sathya
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Santh Sathya
_____
(Signature)

Santh Sathya
_____
(Name)

Director
_____
(Title)

April 17, 2024
_____
(Date)

_____
(Signature)

_____
(Name)

_____
(Title)

_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 17, 2024
LuftCar Corp.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this <u>Exhibit A</u> and <u>Exhibit B</u> therein.

The Company

LuftCar was registered as a C Corp in Delaware on Oct 3rd 2022. The Company is a pioneering company committed to revolutionizing urban mobility through its innovative approach to sustainable transportation solutions. LuftCar addresses the escalating challenges associated with urban congestion, pollution, and the need for eco-friendly alternatives in the transportation sector.

By leveraging cutting-edge technology, LuftCar introduces a fleet of electric, autonomous air vehicles designed for short-distance urban and regional travel. These compact, vertical take-off and landing (VTOL) aircraft are tailored to dock with road vehicles and navigate congested city landscapes efficiently, as well as transport passengers from one region to another. The autonomous capabilities of LuftCar vehicles not only enhance safety but also contribute to a seamless and reliable transportation experience.

The primary problem LuftCar addresses is the increasing strain on urban infrastructure caused by population growth and the surge in conventional vehicular traffic. Traditional modes of transportation contribute to congestion, air pollution, and time inefficiencies. LuftCar offers a sustainable and efficient solution by introducing an aerial dimension to urban commuting. This not only alleviates ground-level congestion but also reduces carbon emissions, promoting a cleaner and greener urban environment. Other use cases include last-mile delivery, military, disaster relief, and air ambulances.

Furthermore, LuftCar's commitment to sustainability extends beyond the VTOL vehicle and to its hydrogen propulsion system. The company will be an OEM in designing and manufacturing these systems for vehicle and other VTOL manufacturers.

In essence, LuftCar represents a transformative force in urban mobility, providing forward-thinking solutions to the challenges posed by traditional transportation methods. Through its electric autonomous air vehicles and hydrogen propulsion systems, LuftCar aims to redefine the way people move regionally and within cities, fostering a future where sustainable and efficient transportation becomes synonymous with urban living.

The Company is located at 1001 N Ocean Avenue, Orlando, Florida 32801, United States. The Company's website is https://www.luftcar.com.

The Company is headquartered and qualified to conduct business in Florida. The information on the Company available on or through our website is not a part of this Form C-AR.

Description of the Business

LuftCar Corp is a USA based startup, developing a hydrogen fuel cell powered autonomous electric Vertical Takeoff and Landing (eVTOL) air frame capable of carrying cargo including road vehicles. The LuftCar vehicle will serve:
1) air cargo markets by providing affordable last mile, door to door delivery for distant communities.
2) emergency medical services and disaster relief by airlifting ambulances and rescue vehicles
3) defense and national security by providing ship to ship, ship to shore and shore to outpost mission capable flying forklift platforms

4) regional transportation by connecting distant communities with major cities, democratizing travel with faster and
5 low-cost operations.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company has on hold may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently has limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition, or results of operations may be adversely affected.

We will rely on other companies to provide services for our products.

We will depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner.

Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We will also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers and key employees.

We are dependent on our executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of any or all of our executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other thirdparties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.
.
We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulations could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

BUSINESS

Description of the Business

LuftCar Corp is a USA based startup, developing a hydrogen fuel cell powered autonomous electric Vertical Takeoff and Landing (eVTOL) air frame capable of carrying cargo including road vehicles. The LuftCar vehicle will serve:

1) air cargo markets by providing affordable last mile, door to door delivery for distant communities.

2) emergency medical services and disaster relief by airlifting ambulances and rescue vehicles

3) defense and national security by providing ship to ship, ship to shore and shore to outpost mission capable flying forklift platforms.

4) regional transportation by connecting distant communities with major cities, democratizing travel with faster and low-cost operations.

LuftCar is also designing and developing a hydrogen fuel cell/battery hybrid propulsion system, which will be plugged into the LuftCar and other eVTOL platforms, creating demand for green hydrogen and accelerating the adoption of hydrogen in air mobility.

LuftCar has operations in Connecticut, New Jersey, Florida, Ohio, and California and is expanding.

Business Plan

The Company plans to significantly expand its business by increasing sales and marketing and investing in product development. Any capital we raise in the future will empower us to expand our product development, increase sales and marketing efforts and grow our infrastructure as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
LuftCar	eVTOL air vehicle for transporting road vehicles	Business to Business (B2B)

Competition

The markets in which our products are sold are highly competitive. LuftCar´s competition includes firms such as Archer, Elroy, ZeroAvia, and Lilium.

Customer Base

Our primary customers are health and hospital systems for air ambulances, cargo and supply chain companies, and military. All sales are B2B.

Intellectual Property:

A US patent application is pending and another one is in the process of being submitted.

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Domain Names

The Company owns the https://www.luftcar.com/ domain name.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Santh Sathya	CEO, Co-Founder and Director	CEO and Co-Founder - LuftCar Responsible for strategy, sales, operations, and general CEO responsibilities	MBA, 2012 Duke University
Tiffany Nesbit	CTO	CTO Responsible for product development, technology operations, and general CTO responsibilities	MS Georgia Tech

Biographical Information

Santh Sathya
Core expertise: Hydrogen fuel cell technology, EV batteries, vehicle technologies and market research, Transportation modeling, market forecasting, scenario planning, financial modeling, game theory, smart city planning.

- Developed plan for H2 refueling vertiports along the I95 corridor and initiated agreements with CT, NJ, VA, NC, and FL states for community green hydrogen hubs in regional airports, creating a sustainable hydrogen corridor network for air and road transportation.
- LuftCar Hydrogen refueling project in Connecticut was selected by NYSERDA for submission to the US Department of Energy Northeast Hydrogen Hub project. Santh developed transportation models and H2 demand forecast for the state of Connecticut as part of the submission.
- Created Go to Market strategies for top focus countries in Electric and H2 fuel cell vehicles – Philippines, India, and Germany; Forecast 23% revenue growth in international markets.
- Led Corporate Strategy and Planning for Johnson Controls in Asia Pacific; developed and executed strategic growth roadmap for Energy, e-mobility, Infrastructure, and Industrial verticals.

Tiffany Nesbit:
Core expertise: Date modeling, transportation technologies, smart city planning.
Tiffany brings a strong background in engineering and data analytics. She has worked in the Aerospace and Defense space for 30+ years across military and commercial space systems, military and commercial aviation systems and defense targeting systems for air and ground vehicles. Tiffany spent much of her career with Honeywell Aerospace, leading both hardware and software development teams. During her tenure she spent four years in the Shanghai office providing technical coordination with local customers and development of Honeywell-Chinese joint ventures. For the last 8 years Tiffany worked as the Vice President of Engineering at Elbit Systems of America growing and maturing the engineering organization to enable organic product development. Tiffany holds

a B.S. in Aeronautics and Astronautics from the Massachusetts Institute of Technology and an M.S. in Aerospace Engineering from Georgia Tech.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 5 full-time employees in the United States. The Company has 12 employees overall. The Company also utilizes independent contractors and advisors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of common stock, par value $3 per share (the "**Common Stock**"), out of which 99.76% are held by the holding company LuftCar LLC, registered in Florida.

Outstanding Capital Stock

The Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	$71,598
Par Value Per Share	$3
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock which may dilute the Security.

Other Rights	(a) Original Issue Price of $3.0 per share (b) No voting rights as the funds were raised through crowd sourcing.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series Seed Standard Preferred Stock which may dilute the Security.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
LUFTCAR LLC	99,76,134 shares of Common Stock	99.76%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Operations

LuftCar Corp is an early stage prereview startup, registered in Delaware on October 3rd, 2022. No revenue was realized in 2022 or 2023.

$71, 598 investments were raised through StartEngine Crowdsourcing efforts in 2023. No additional crowdsourcing efforts are planned.

We have a plan to merge the C Corp with the LLC and move the crowdsourcing investors to the holding company LuftCar LLC in 2024. Further investments will be raised through the LLC at a higher valuation as we are making progress in our development effort.

Valuation

A $30 million valuation which was used to raised crowdsourcing funds through StartEngine.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps, the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
April 17, 2024

LuftCar Corp




LuftCar Corp

Balance Sheet

As of December 31, 2023


	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Initiate Business Checking℠ (3416) - 1	4,800
Total Bank Accounts	**$ 4,800**
Total Current Assets	**$ 4,800**
Other Assets	
Licenses held	0
Total Other Assets	**0**
TOTAL ASSETS	**$ 0**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
LuftCar LLC	$ 29,928,402
Partner 2	$71,598
Total Owner's Equity	**$30,000,000**
Retained Earnings	0
Net Income	0
Total Equity	**$30,000,000**
TOTAL LIABILITIES AND EQUITY	**$30,000,000**

LuftCar Corp. Cash Flow Statement	
Period January - December 2023	
	TOTAL
OPERATING ACTIVITIES	
Net Income	-$66,798
Adjustments to reconcile Net Income to Net Cash provided by operations:	$0
Net cash provided by operating activities	**-$66,798**
Net cash provided by investing activities	**$71,598**
NET CASH INCREASE FOR PERIOD	-$66,798
Cash at beginning of period	$0
CASH AT END OF PERIOD	**$4,800**

LuftCar Corp.	
Profit and Loss	
January - December 2023	
	TOTAL
Income	
Total Income **Cost of Goods Sold**	$0.00
Total Cost of Goods Sold	**$0.00**
GROSS PROFIT	**$0.00**
Expenses	
Commissions & fees	$15,000.00
General business expenses	$30,000.00
Total General business expenses	**$45,000.00**
Marketing conferences/booths	$7,000.00
Marketing materials and models	$1,970.25
Total Marketing	**$8,970.25**
Legal Fees	$4,800.00
Total Professional Services	**$4,800.00**
Total Travel	**$8,000.00**
Total Expenses	**$66,770.25**
NET OPERATING INCOME	**-$66,770.25**
NET INCOME	**-$66,770.25**